UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K   ☐Form 20-F   ☐Form 11-K  ☐ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:  March 31, 2013

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

TEL-INSTRUMENT ELECTRONICS CORP
(Exact Name of Registrant as Specified in its Charter)

Former Name if Applicable

One Branca Road
(Address of Principal Executive Office (Street and Number)

East Rutherford, New Jersey 07073
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been unable to complete preparation and to file its Form 10-K for the fiscal year ended March 31, 2013, without unreasonable effort and expense due to unavoidable delays in gathering information required for the Form 10-K and allow time for audit committee review. It is anticipated that the Form 10-K Annual Report will be filed on or before the 15th calendar day following the prescribed due date of the Registrant’s Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jeffrey C. O'Hara	(201)	933-1600
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒   No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant has experienced a significant reduction in revenues and a significant loss for the year ended March 31, 2013 as compared to the year ended March 31, 2012, as a result of the previously discussed hold in U.S. Navy CRAFT 708/719 production to correct issues discovered in prior CRAFT deliveries and to incorporate the final AIMS approved software configuration which includes several product enhancements. In addition, revenues were negatively impacted by the delay in securing a production release from the U.S. Army on the TS-4530A program. The Company has secured a production release from the U.S. Navy and is currently shipping on the CRAFT program, and the Company is working closely with the U.S. Army to secure a production release on the TS-4530A program.

Tel-Instrument Electronics Corp.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: July 2, 2013	By:	/s/ Joseph P. Macaluso
Joseph P. Macaluso
Principal Accounting Officer